                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 27, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 27, 2007
                                              By: /s/ Yaron Levy
                                              ------------------
                                              Yaron Levy
                                              Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD TO ANNOUNCE THIRD QUARTER 2007 FINANCIAL
                          RESULTS ON NOVEMBER 29, 2007

YAVNE, ISRAEL - NOVEMBER 27, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it will report third quarter and nine months results for the period ended September 30, 2007 on November 29,
2007.

The Company will host a conference call to discuss results on November 29, at
12:00 PM ET. Interested parties may participate in the conference call by dialing (877) 407-8031 (US), or (201) 689-8031 (International) 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 3:00 PM ET on November 29 through 12:00 PM ET on December 28, by dialing (877) 660-6853 (US), or (201) 612-7415 (International), and entering replay account 286 and then replay ID# 263963. A live and archived webcast of the conference call will be available by following this link:

http://investor.shareholder.com/media/eventdetail.cfm?mediaid=28712&c=wilc&
mediakey=4c6de934559320249f9b37cf3b0a8d9f&e=0 and alternatively on the
Willi-Food website at http://www.willi-food.co.il.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,700 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company's Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally, while its Laish Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide. For more information, please visit the Company's website at http://www.willi-food.co.il.

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

CONTACT:
G. Willi Food International Ltd.
Yaron Levy, CFO
972-893-21000
yaron@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com